Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Mondee Holdings, Inc. (formerly ITHAX Acquisition Corp.) on Form S-8 of our report dated March 10, 2022, with respect to our audit of the consolidated financial statements of ITHAX Acquisition Corp. (now known as Mondee Holdings, Inc.) as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from October 2, 2020 (inception) through December 31, 2020, appearing in the Annual Report on Form 10-K of ITHAX Acquisition Corp. for the year ended December 31, 2021. We were dismissed as auditors on August 15, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in such Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Boston, MA

November 29, 2022